UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive,	91320-1799
Thousand Oaks, California	(Zip Code)
(Address of principal executive offices)

Amgen Retirement and Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Amgen Inc., as Named Fiduciary, and the Plan Participants
of the Amgen Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Amgen Retirement and Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Los Angeles, California
June 2, 2006

Amgen Retirement and Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments at fair value	$1,514,628,428	$1,227,808,484
Transfer receivable (Note 6)	—	5,070,551
Contributions receivable	—	11,893
Net assets available for benefits	$1,514,628,428	$1,232,890,928

See accompanying notes.

Amgen Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2005	2004
Additions to net assets:
Employer contributions	$117,770,917	$105,831,498
Employee contributions	98,904,100	85,299,118
Rollover contributions	15,596,407	15,131,215
Net realized/unrealized gains	95,893,596	67,713,925
Interest and dividend income	52,233,616	19,574,521
Transfer from former Tularik Plan	—	20,414,752
Total additions	380,398,636	313,965,029

Deductions from net assets:
Benefits paid	98,661,136	80,336,322
Total deductions	98,661,136	80,336,322

Net increase	281,737,500	233,628,707

Net assets available for benefits at beginning of year	1,232,890,928	999,262,221
Net assets available for benefits at end of year	$1,514,628,428	$1,232,890,928

See accompanying notes.

Amgen Retirement and Savings Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective April 1, 1985 (amended and restated effective January 1, 1990, January 1, 1993, April 1, 1996, October 23, 2000, January 1, 2003, and January 1, 2006), as a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company) and participating subsidiaries. The Plan, as amended, is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants could elect to contribute up to 30% of their eligible pretax compensation (as defined in the Plan) up to a maximum contribution of $14,000 and $13,000 during 2005 and 2004, respectively. Participants could also contribute amounts (other than after tax contributions) representing distributions from other qualified defined benefit or defined contribution plans, and other eligible retirement plans, referred to as rollover contributions. Participants who are at least age 50 can also make catch-up contributions subject to IRS and Plan limits.

Each pay period, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the employee (Matching Contribution). In addition, the Company makes a non-elective contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, equal to 5% of each eligible employee’s eligible compensation (Core Contribution).

Also, the Company could, in its discretion, make a special non-elective contribution to each participant who is in his or her initial year of employment with the Company and who could not make the maximum participant contribution permitted under the Plan because in the same Plan year he or she previously made pre-tax salary deferrals under a prior unrelated employer’s qualified plan.

Participants select the fund or funds in which their contributions, including Matching Contributions and Core Contributions (collectively Company Contributions), are to be invested, electing among various investment alternatives. Participants may transfer amounts among the investment options at any time, subject to certain limitations of the Securities and Exchange Commission. Notwithstanding the foregoing, if 50% of the value of a participant’s Plan account is invested in the Amgen Inc. Common Stock Fund, no intrafund exchanges may be made into that fund and such participant may not contribute more than 50% of his or her contributions to the Amgen Inc. Common Stock Fund.

Prior to August 31, 2005, contributions from participants who had never made an investment election were defaulted into the Fidelity Retirement Money Market Portfolio. On August 31, 2005, the Company directed the account balances of those participants whose entire accounts consisted of such funds, as well as all future contributions without an investment election, into the appropriate Fidelity Freedom Fund for each participant. The determination of the appropriate Fidelity Freedom Fund is based on a participant’s date of birth and estimated year of retirement. Immediately following this Company-directed election for these funds, participants may elect to alter their investments among the various investment alternatives.

Vesting

Participants are immediately vested with respect to their individual and Company Contributions and earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company Contributions and (b) Plan earnings and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payments of Benefits

Upon termination of employment, including termination due to disability (as defined by the Plan), but excluding a termination due to death, a participant may elect to receive an amount equal to the value of his or her account balance in either a lump-sum payment in cash and/or full shares of Amgen Inc. common stock or cash installments. The number of shares of Amgen Inc. common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification. Upon a participant’s termination of employment due to death, his or her account balance will be paid to the participant’s beneficiary in either a lump-sum payment in cash and/or full shares of the Company’s common stock.

Subsequent to termination of employment, a participant may also elect to maintain his or her vested account balance in the Plan, provided his or her account balance is greater than $1,000 ($5,000 prior to March 28, 2005).

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

Participant Loans

Subject to Company approval, participants can generally obtain a loan from their account up to the lesser of an amount equal to (a) 50% of their vested account balance or (b) $50,000, less the highest aggregate outstanding loan balance during the 12 month period ending on the day before the new loan is made, net of any repayments made on such aggregate balance during such 12 month period. Loans made prior to July 1, 2003 bear interest at average borrowing rates of certain major banks. Loans made on or after July 1, 2003 bear interest at the prime rate plus one percentage point as published in The Wall Street Journal determined as of the last day of the preceding calendar quarter. As of December 31, 2005, outstanding participant loans bear interest at rates ranging from 5.00% to 11.87%. Loans are generally payable in installments over periods ranging from one to five years, unless the loan is used to acquire a principal residence for which the term of the loan may be up to twenty years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. Upon termination, participants would receive distributions of their account balances.

Trustee

Fidelity Management Trust Company acts as the Plan’s trustee.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Income and Losses

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the year. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005		2004

Amgen Inc. common stock	$274,105,689		$243,578,833
Fidelity Contrafund	133,632,705		82,864,324
Neuberger Berman Genesis Trust	110,181,913		62,023,113
Fidelity Growth and Income Portfolio	106,669,214		112,207,545
Fidelity Spartan U.S. Equity Index	103,377,183		83,547,619
Fidelity Magellan Fund	77,273,973		120,860,176
Fidelity Overseas Fund	77,035,717		64,456,643
Fidelity Retirement Money Market Portfolio	76,251,402		83,279,095
Fidelity OTC Portfolio	64,069,247	*	67,048,253

* Less than 5% of Plan net assets.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2005	2004

Amgen Inc. common stock	$52,809,437	$8,319,076
Mutual funds	43,084,159	59,394,849
	$95,893,596	$67,713,925

On December 31, 2005, the Plan held 3,475,852 shares of Amgen Inc. common stock with a fair value of $274,105,689 (or $78.86 per share). Subsequent to December 31, 2005, the fair value of Amgen Inc. common stock has decreased. As of June 2, 2006, the fair value of Amgen Inc. common stock was $69.18 per share.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 21, 2001, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If at any time, it is determined that the Plan is not qualified and the related trust is not tax exempt, then the Company has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

5. Services Provided by the Company

The Company has retained outside service providers to provide certain administrative and record keeping services for the Plan at no cost to the Plan participants. Participants were charged a fee for certain services, such as the processing of participant loans or for excessive trading. In addition, the Company has paid trustee fees and other related costs on behalf of the Plan.

6. Assets Transferred from Tularik Inc.

Effective on the close of business on December 31, 2004, the Company merged the Amgen Salary Savings Plan (formerly the Tularik Salary Savings Plan) (the Tularik Plan) into the Plan. Employees eligible to participate in the Tularik Plan during 2004 were eligible to participate in the Plan effective January 1, 2005. Assets totaling $20,414,752 held by the Tularik Plan were transferred to the Plan.

Supplemental Schedule

Amgen Retirement and Savings Plan

EIN: 95-3540776 Plan: #001

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue	Description of Investment	Current Value

Amgen Inc.*	Common stock 3,475,852 shares	$274,105,689
Fidelity Contrafund*	Mutual fund 2,063,507 shares	133,632,705
Neuberger Berman Genesis Trust	Mutual fund 2,269,452 shares	110,181,913
Fidelity Growth and Income Portfolio*	Mutual fund 3,100,849 shares	106,669,214
Fidelity Spartan U.S. Equity Index*	Mutual fund 2,340,969 shares	103,377,183
Fidelity Magellan Fund*	Mutual fund 725,986 shares	77,273,973
Fidelity Overseas Fund*	Mutual fund 1,851,375 shares	77,035,717
Fidelity Retirement Money Market Portfolio*	Money market portfolio	76,251,402
H&W Mid Cap Value I Fund	Mutual fund 2,344,656 shares	66,119,309
Fidelity OTC Portfolio*	Mutual fund 1,695,402 shares	64,069,247
Dreyfus Premier Emerging Market Class A	Mutual fund 2,095,563 shares	45,306,072
Fidelity U.S. Bond Index Portfolio*	Mutual fund 4,107,568 shares	44,772,486
Fidelity Asset Manager*	Mutual fund 2,411,360 shares	38,702,320
Fidelity Equity Income Fund*	Mutual fund 695,943 shares	36,731,880
Fidelity Asset Manager: Growth*	Mutual fund 2,382,287 shares	35,924,894
American Funds Growth Fund of America	Mutual fund 1,011,646 shares	31,209,280
Fidelity Small Cap Stock Fund*	Mutual fund 1,456,409 shares	26,652,287
Fidelity Short-Term Bond*	Mutual fund 2,804,870 shares	24,851,151
Vanguard REIT Index Fund	Mutual fund 1,244,081 shares	24,632,810
MSI International Equity Class A	Mutual fund 871,776 shares	17,731,925
Fidelity Asset Manager: Income*	Mutual fund 1,277,700 shares	16,392,897
Pimco High Yield Institutional	Mutual fund 1,534,521 shares	14,915,540
Fidelity Freedom 2030 Fund*	Mutual fund 874,529 shares	13,135,426
Fidelity Freedom 2020 Fund*	Mutual fund 825,469 shares	12,142,644
Fidelity Freedom 2040 Fund*	Mutual fund 1,141,371 shares	10,078,310
Fidelity Managed Income Portfolio*	Money market portfolio	6,462,361
Fidelity Freedom Income Fund*	Mutual fund 322,003 shares	3,661,170
Fidelity Freedom 2010 Fund*	Mutual fund 181,840 shares	2,554,849
Fidelity Freedom 2000 Fund*	Mutual fund 44,420 shares	542,366
Participant loans*	Interest rates from 5.00% to 11.87%	19,511,408

		$1,514,628,428

*Indicates party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan
(Name of Plan)

Date:	June 28, 2006	By:	/s/ Richard D. Nanula
Richard D. Nanula
Executive Vice President
and Chief Financial Officer
Amgen Inc.

AMGEN RETIREMENT AND SAVINGS PLAN

INDEX TO EXHIBIT

Consent of Independent Registered Public Accounting Firm                                                                  Exhibit 23.1